LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

225 Broadway, Suite 1200

New York, New York 10007

(212) 732-7184   Fax: (212) 202-6380

E-mail: Louistlaw@aol.com

May 31, 2006

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

Edgewater Foods International, Inc.

Form 10-KSB for Fiscal Year Ended August 31, 2005 File December 14, 2005; Form 10-QSB for Fiscal Quarter Ended February 28, 2006 Filed April 14, 2006

File No. 333-106955

Dear Sir or Madam:

We are counsel to Edgewater Foods International, Inc.  On behalf of our client, enclosed herewith please find a Draft Response Letter to the comments we received from your office on May 3, 2006 regarding the above-referenced periodic reports for our client.  Pursuant to a conversation with Lily Dang, the Staff Attorney handling this matter, we are filing our response in draft form to enhance the review process of same and ultimately our disclosure.  We will file the final signed Response Letter after such further review.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the Draft Response Letter or this letter.

Very truly yours,

/s/ Louis E. Taubman Louis E. Taubman

Enclosures